                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  743 39P 101
                   -------------------------------------
                                (CUSIP Number)

        Robert L. Daniels, c./o Project Software & Development, Inc.,
- ---------------------------------------------------------------------------
       20 University Road, Cambridge, Massachusetts 02138 (617-661-1444)
       -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 28, 1996
                           ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 2 of 10 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Daniels, in his individual capacity

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)/ /
                                                                          (b)/X/


3    SEC USE ONLY



4    SOURCE OF FUNDS

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or 2(e)
      / /



6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

 Number of              7  SOLE VOTING POWER
  Shares                         1,069,502
Beneficially
 Owned by               8  SHARED VOTING POWER
  Each                           None
Reporting
 Person                 9  SOLE DISPOSITIVE POWER
  with                           2,167,131

                        10   SHARED DISPOSITIVE POWER
                                 None
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,167,131

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.4%

14   TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 3 of 10 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Susan H. Daniels, in her individual capacity

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)/ /
                                                                          (b)/X/


3    SEC USE ONLY



4    SOURCE OF FUNDS

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or 2(e)
      / /



6    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

 Number of           7  SOLE VOTING POWER
  Shares                      None
Beneficially         8  SHARED VOTING POWER
 Owned by                     None
  Each
Reporting            9  SOLE DISPOSITIVE POWER
 Person                       None
  with              10  SHARED DISPOSITIVE POWER
                              1,091,129

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,091,129

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.3%

14   TYPE OF REPORTING PERSON
          IN

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 4 of 10 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)/ /
                                                                          (b)/X/


3    SEC USE ONLY



4    SOURCE OF FUNDS

          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or 2(e)
      / /



6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts

  Number of            7  SOLE VOTING POWER
    Shares                       2,188,758
Beneficially           8  SHARED VOTING POWER
  Owned by                       None
    Each
 Reporting             9  SOLE DISPOSITIVE POWER
  Person                         None
   with                10  SHARED DISPOSITIVE POWER
                                 1,091,129

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,188,759

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14   TYPE OF REPORTING PERSON

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 5 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value per share
         Project Software & Development, Inc.
         20 University Road
         Cambridge, Massachusetts  02138

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule is being filed pursuant to Rule 13d-1(a) on behalf of each of Robert L. Daniels, in his individual capacity, Susan H. Daniels, in her individual capacity, and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust. Under Section 13(d) of the Securities Exchange Act of 1934, Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust, may be deemed to be a "group."

         Mr. Daniels is the Trustee of the 1996 Daniels Voting Trust. Of the 2,188,758 shares subject to the 1996 Daniels Voting Trust, 1,097,629 are owned beneficially by Mr. Daniels and 1,091,129 shares are owned beneficially by Mrs. Daniels. Mr. Daniels also owns 1,069,502 shares of common stock of the issuer free of trust. Mr. and Mrs. Daniels are divorced.

         Each of Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust disclaims beneficial ownership of all shares owned by the others for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

         (a)  Robert L. Daniels

         (b)  c/o Project Software & Development, Inc., 20
              University Road, Cambridge, Massachusetts 02138

         (c) Chairman of the Executive Committee, Project Software & Development, Inc., 20 University Road, Cambridge, Massachusetts 02138

         (d) Mr. Daniels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Daniels has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 6 of 10 Pages


              future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f)  Mr. Daniels is a citizen of the United States of America.

         (a)  Susan H. Daniels

         (b)  33 Circuit Road, Brookline, Massachusetts  02167

         (c)  At home.

         (d) Mrs. Daniels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mrs. Daniels has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f)  Mrs. Daniels is a citizen of the United States of America.

         The 1996 Daniels Voting Trust is a voting trust created under the laws of the Commonwealth of Massachusetts. Its address is Robert L. Daniels, Trustee, c/o Project Software & Development, Inc., 20 University Road, Cambridge, Massachusetts 02138. The 1996 Daniels Voting Trust has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). The 1996 Daniels Voting Trust has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transfer by Mr. and Mrs. Daniels of shares of common stock of the issuer to the 1996 Daniels Voting Trust was made without monetary consideration and

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 7 of 10 Pages

         consists of the transfer of such shares to Mr. Daniels, acting as trustee of the voting trust, against issuance of voting trust certificates representing beneficial ownership of the deposited shares. The shares owned by Mr. and Mrs. Daniels were originally acquired with their personal funds; a substantial portion of Mrs. Daniels' shares were acquired through a division of marital property in connection with the Daniels' 1996 divorce.

ITEM 4.  PURPOSE OF TRANSACTION

         The 1996 Daniels Voting Trust replaces the 1994 Daniels Voting Trust, which terminated on or about August 19, 1996. Mr. Daniels founded the Company, is a director and is Chairman of the Executive Committee of the Company's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)  Shares beneficially owned:

              Robert L. Daniels                    2,167,131  (22.4%)
              Susan H. Daniels                     1,091,129  (11.3%)
              Robert L. Daniels,
                Trustee of the
                1996 Daniels Voting
                Trust                              2,188,758  (22.7%)

         Percentages are based on the number of shares of common stock outstanding as of July 31, 1996 (9,639,150) as contained in the issuer's Form 10-Q for the quarter ended June 30, 1996, the most recent filing by the issuer with the Commission.

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 8 of 10 Pages

         (b) Number of shares as to which each person has:

             (i)   Sole power to vote or direct the vote:

                   Robert L. Daniels                      1,069,502
                   Susan H. Daniels                       None
                   Robert L. Daniels,
                     Trustee of the
                     1996 Daniels Voting
                     Trust                                2,188,758

             (ii)  Shared power to vote or direct the vote:

                   Robert L. Daniels                      None
                   Susan H. Daniels                       None
                   Robert L. Daniels,
                     Trustee of the
                     1996 Daniels Voting
                     Trust                                None

             (iii) Sole power to dispose or direct the disposition of:

                   Robert L. Daniels                      2,167,131
                   Susan H. Daniels                       None
                   Robert L. Daniels,
                     Trustee of the
                     1996 Daniels Voting
                     Trust                                None

             (iv)  Shared power to direct the disposition of:

                   Robert L. Daniels                      None
                   Susan H. Daniels                       1,091,129*
                   Robert L. Daniels,
                     Trustee of the
                     1996 Daniels Voting
                     Trust                                1,091,129*

     * These shares are subject to certain restrictions on transfer contained in the 1996 Daniels Voting Trust Agreement. See Item 6 below and Exhibit 1 hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the 1996 Daniels Voting Trust Agreement, the Trustee shall have the right (i) to exercise all voting rights and powers with respect to all shares held by the voting trust, (ii) to take part in or consent to any corporate or stockholders' action of any

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 9 of 10 Pages

         kind whatsoever, and (iii) to file applications with, and otherwise deal with, any Federal or state regulatory agencies with respect to all matters relating to said shares. The Trustee's right to vote shares in respect of a merger, liquidation, dissolution, or consolidation of the issuer is subject to certain limitations set forth in the voting trust agreement. Reference is made to the text of the 1996 Daniels Voting Trust Agreement, a copy of which is filed as an exhibit hereto, for a complete statement of the rights of the parties thereto, and said exhibit is hereby incorporated herein by this reference thereto.

         Pursuant to the 1996 Daniels Voting Trust Agreement, neither Mr. nor Mrs. Daniels shall, except as provided therein, sell, assign, convey, pledge, encumber, hypothecate or otherwise transfer any of the shares represented by voting trust certificates. Permitted Transfers include
         (i) certain transfers for estate planning purposes; (ii) bona fide transfers for value to unaffiliated third parties (subject in the case of Mrs. Daniels, to a volume limitation); and (iii) certain pledges to a bank or financial institution as collateral security. In addition, the parties may sell their entire respective interests in the case of a tender or exchange offer for the common shares of the issuer approved by both Mr. and Mrs. Daniels, or, in certain cases, as to which a qualified investment bank has opined is fair from a financial point of view. Reference is made to the text of the 1996 Daniels Voting Trust Agreement, a copy of which is filed as an exhibit hereto, for a complete statement of the rights of the parties thereto, and said exhibit is hereby incorporated herein by this reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.     1996 Daniels Voting Trust Agreement

         Exhibit 2.     Agreement among Signatories

                                 SCHEDULE 13D

     CUSIP No. 743 39P 101                              Page 10 of 10 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

September 6, 1996


                                            ROBERT L. DANIELS
                                            -----------------------------------
                                            Robert L. Daniels


                                            SUSAN H. DANIELS
                                            -----------------------------------
                                            Susan H. Daniels

                                            THE 1996 DANIELS VOTING TRUST


                                            By: ROBERT L. DANIELS
                                               --------------------------------
                                                Robert L. Daniels, as
                                                  Trustee